FOR IMMEDIATE RELEASE

BLUE MEDIA MARBLE CORP. COMPLETES ACQUISITION OF BLUE CREE CO. LTD

Las Vegas, NV -- April 30, 2010 --  Blue Marble Media Corp. (OTCBB:BMMCF) (the “Company”) is pleased to announce, further to its press release dated March 8, 2010, it has completed the transaction pursuant to the definitive qualifying transaction agreement.  Mr. Jin Kyung Yang, President and CEO of the Company has now successfully completed the acquisition of Blue Cree Co. Ltd. ("BCC").

As consideration for the issued and outstanding shares of BCC the Company has issued 20,000,000 shares of the Company’s common stock pro rata to the shareholders of BCC in return for 88,795 shares of BCC, representing 100% of the share capital of BCC. The total issued and outstanding shares of the Company will now be 34,372,727.

BCC is a Korean corporation that was founded in 2002 and has ramped up sales increasingly since its inception. Sales revenue for 2009 were USD $10,800,000 and management is confident that the expansion into the US capital markets will exponentially grow the sales revenue while enhancing the integrated marketing system of TV commercial, creative advertising, film production, BTL marketing, entertainment, online promotion, and overseas production. BCC will now have the ability to expand its creative marketing field into North America and to enhance its current Korean business operations with additional capital along with creating strategic alliances with major entertainment and production partners in the North American market.

Information Concerning Blue Marble Media Corp.:

Blue Marble Media Corp.’s (OTCBB:BMMCF) vision is to build shareholder value by increasing revenue streams by increasing production and aligning themselves in the North American market. They have operated successfully from Seoul, South Korea for the past 8 years in TV commercial production, advertizing, marketing, 3D production and continue to rank number 1 in the competitive market.   Blue Marble currently produces over 100 TV commercials and earns over USD $10 million annually while continuing to grow its current business and develop new business.  Blue Marble is providing integrated media systems with a team of specialists in TV commercial production, BTL promotion, advertising, film production, star management and investment.  Please visit our websiteat www.bluemarblemedia.ca

Forward Looking Statements:
This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements. Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.